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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

E-House (China) Holdings Limited
(Name of Issuer)
Ordinary shares of par value of $0.001 per share
(Title of Class of Securities)
26852W10
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Xin Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,884,500 ordinary shares. Jun Heng Investment Limited may also be deemed to have shared voting power with respect to 11,915,000 ordinary shares. On Chance Inc. may also be deemed to have shared voting power with respect to 12,969,500 ordinary shares. See Item 4.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		24,884,500 ordinary shares. Jun Heng Investment Limited may also be deemed to have shared dispositive power with respect to 11,915,000 ordinary shares. On Chance Inc. may also be deemed to have shared dispositive power with respect to 12,969,500 ordinary shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,884,500 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	31.1%

12	TYPE OF REPORTING PERSON

	IN

1	NAMES OF REPORTING PERSONS Jun Heng Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,915,000 ordinary shares. Xin Zhou may also be deemed to have shared voting power with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		11,915,000 ordinary shares. Xin Zhou may also be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,915,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.9%

12	TYPE OF REPORTING PERSON

	CO

1	NAMES OF REPORTING PERSONS On Chance Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,969,500 ordinary shares. Xin Zhou may also be deemed to have shared voting power with respect to the above shares.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		12,969,500 ordinary shares. Xin Zhou may also be deemed to have shared dispositive power with respect to the above shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,969,500 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.2%

12	TYPE OF REPORTING PERSON

	CO

ITEM 1(a). NAME OF ISSUER:
E-House (China) Holdings Limited
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
Xin Zhou
Jun Heng Investment Limited
On Chance Inc.
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Xin Zhou
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
Jun Heng Investment Limited
c/o Xin Zhou
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
On Chance Inc.
c/o Xin Zhou
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
ITEM 2(c) CITIZENSHIP:
Xin Zhou – People’s Republic of China
Jun Heng Investment Limited – British Virgin Islands
On Chance Inc. – British Virgin Islands

ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary shares of par value of $0.001 per share
ITEM 2(e). CUSIP NO.:
26852W10
ITEM 3. Not Applicable
ITEM 4. OWNERSHIP
The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of E-House (China) Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2008:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Xin Zhou	24,884,500	31.1%	0	24,884,500	0	24,884,500
Jun Heng Investment Limited	11,915,000	14.9%	0	11,915,000	0	11,915,000
On Chance Inc.	12,969,500	16.2%	0	12,969,500	0	12,969,500
Jun Heng Investment Limited, a British Virgin Islands company, directly holds 11,915,000 ordinary shares of the Issuer. Xin Zhou is a director of Jun Heng Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xin Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer held by Jun Heng Investment Limited.
On Chance Inc., a British Virgin Islands company, directly holds 12,232,500 ordinary shares of the Issuer and 737,000 American depositary shares representing 737,000 ordinary shares of the Issuer. Xin Zhou is the sole director of On Chance Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Xin Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer held by On Chance Inc.
As a result, Xin Zhou may be deemed to have beneficial ownership of a total of 24,884,500 ordinary shares of the Issuer directly held by Jun Heng Investment Limited and On Chance Inc.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable
ITEM 10. CERTIFICATION
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2009

Xin Zhou	/s/ Xin Zhou
Xin Zhou

Jun Heng Investment Limited	By:	/s/ Xin Zhou
		Name:	Xin Zhou
		Title:	Director

On Chance Inc.	By:	/s/ Xin Zhou
		Name:	Xin Zhou
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement